Exhibit 99.1

Caledonia Mining Corporation Plc

Encouraging results from deep level drilling at Blanket Mine

Better than expected grades and widths from deep level drilling at Blanket Mine supporting increased confidence in overall mineral resource

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, April 7, 2026 – Caledonia Mining Corporation Plc ("Caledonia" or "the Company") is pleased to report further encouraging results from the deep level drilling programme at Blanket Mine, with the campaign proving the continuation of the main orebodies at depth.

The drilling is intended to evaluate the continuity of the mineralised zones on the Blanket, Eroica and Lima ore bodies for the purposes of increasing confidence in the existing mineral resources and growing the mineral resource estimate beyond 34 level, which is at 1,110 metres below surface.  These results follow the previously announced deep drilling results published on June 23, 2025.

Highlights

•	10,311.9 metres of deep level drilling completed between March and December 2025.
•	Blanket and Eroica orebodies returned grades and widths consistent with, or better than, expectations.
•	High grade intersections at depth, including multiple wide zones within the newly identified Blanket 7 (“BLK7”) orebody.
•	Lima orebody confirmed to 34 level, supporting potential depth extensions.
•	Results expected to increase mineral resource confidence and support future life of mine planning.

1

Highlights of the drill results are summarised in the table below.

							Orebody	End of
		Orebody		Core	True		Intersection	Hole
Hole Identifier	Orebody [1]	Intersection		Length	width	Grade	depth from	Depth
	Name	From (m)	To (m)	(m)	(m)	(g/t)	surface (m)	(m)
ARS1110EX2401	BLK7*	6.4	19.6	13.2	13.02	9.24	1045.3	158.5
	* including	6.4	11.2	4.8	4.73	17.15
ARS1110EX2402	BLK7*	7.48	48.8	41.32	40.42	3.14	1075	158.2
	* including	7.48	14	6.52	6.38	9.9
	* including	17	20	3	2.93	6.58
ARS1110EX2403	BLK7*	10.3	58.3	48	46.28	4.25	1082	158.2
	* including	10.3	11.5	1.2	1.16	53.39
	* including	19.9	25.9	6	5.78	7.45
	* including	54.7	58.3	3.6	3.47	11.92
ARS1110EX2404	BLK7*	7.7	28.4	20.7	20.5	3.98	1054.1	155.4
	* including	7.7	10.7	3	2.97	6.15
	* including	14.3	17.3	3	2.97	5.21
ARS1110EX2503	BQRHWN	76.7	80.8	4.1	3.65	7.74	1099.3	377.2
BLK1110EX2412	BQR	56.9	64.7	7.8	7.17	7.15	1083	242.2
ERC750EX2404	ERCN_HW*	383.5	396.1	12.6	10.8	6.54	994.3	398.3
	* including	385.3	387.1	1.8	1.54	8.62
	* including	391.3	393.1	1.8	1.54	14.2
LIM750EX2509	LIMM	70.1	72.3	2.2	1.98	15.33	708.5	386.2

1 ERCN_HW – Eroica North Hanging Wall, BQR – Blanket Quartz Reef, BQRHWN – Blanket Quartz Reef Hanging Wall North, LIMM – Lima Main, BLK7 – Blanket 7.

* including refers to a subset of the wider orebody intersection which may return a higher grade if mined to that width

The complete long hole drilling results for March 2025 to end of December 2025 are provided in Appendix 1.

Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

“The latest results from our deep drilling programme reinforce the geological strength of Blanket Mine and demonstrate the continuity of mineralisation at depth across multiple orebodies. The consistency of grades and widths we are seeing, together with confirmation of the Lima orebody to 34 level, provides growing confidence in the scale and quality of the mineral resource below the current lowest levels of the mine.

“These outcomes support our longer term planning efforts and highlight the value of the investments we have made, as we continue to improve mineral resource confidence and build a stronger foundation for the future of the mine and value creation for the business.”

2

Commentary

The deep drilling at Blanket Mine continues to prove the continuation of the main orebodies at depths equivalent to the lowest levels of the mine and beyond. The density of drilling intersections is likely to upgrade inferred mineral resources to the indicated mineral resource category or better, providing a solid resource base for life of mine planning.

As reported on June 23, 2025, a new orebody was intersected on the multiple horizons of the Blanket orebody. This orebody has been termed Blanket 7 (“BLK7”) and the intersections reported here highlight the excellent grades and widths that Blanket Mine can deliver. Drilling into virgin areas of the mine, where the shear zone is developed but untested with drilling, remains an important focus for the on-mine geology team. Of note, in the drillhole location image, certain drillholes have intersected the BQR at a depth below the current orebody models which mark the limit of measured, indicated or inferred mineral resources currently declared for Blanket Mine.

Deep drilling at Lima has shown the Lima orebodies extend to at least the 34-level horizon. The Lima orebody comprises up to 6 individual mineralised zones, not always developed together, and further infill drilling will delineate the spatial orientations of these orebodies.

The deep drilling results are expected to be incorporated into an updated mineral resource and mineral reserve statement during 2026.

Appendix 1

Hole Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface (m)	End of Hole Depth (m)

		From (m)	To (m)
ARS1110EX2401	BLK7	6.4	19.6	13.2	13.0	9.24	1045	159
ARS1110EX2401	BLK1HW	46.0	55.0	9.0	8.9	6.28	1080	159
ARS1110EX2401	BQR	129.4	130.6	1.2	1.2	18.53	1155	159
ARS1110EX2401	BLK1HW	139.0	140.2	1.2	1.2	2.04	1164	159
ARS1110EX2402	BLK7	7.5	48.8	41.3	40.4	3.14	1075	158
ARS1110EX2402	BLK1HW	58.4	70.4	12.0	11.7	3.90	1095	158
ARS1110EX2402	BQR	78.8	83.4	4.6	4.5	2.29	1108	158
ARS1110EX2402	BLK1HW	111.8	119.5	7.7	7.5	10.40	1143	158
ARS1110EX2403	BLK7	10.3	58.3	48.0	46.3	4.25	1082	158
ARS1110EX2403	BLK1HW	79.6	80.2	0.7	0.6	31.53	1103	162
ARS1110EX2403	BQR	114.7	115.3	0.6	0.6	11.07	1137	162
ARS1110EX2403	BLK1FW	130.9	131.5	0.6	0.6	15.53	1152	162
ARS1110EX2403	BLK1FW	138.7	147.1	8.4	6.8	3.99	1167	162
ARS1110EX2403	BLK1HW	156.1	157.9	1.8	1.5	3.91	1178	162
ARS1110EX2404	BLK7	7.7	28.4	20.7	20.5	3.98	1054	155
ARS1110EX2404	BLK1HW	50.4	58.2	7.8	7.7	3.20	1079	155
ARS1110EX2404	BQR	93.6	96.6	3.0	3.0	3.06	1122	155
ARS1110EX2404	BLK1FW	128.4	133.2	4.8	4.8	3.09	1158	155
ARS1110EX2502	BLK7	70.9	72.7	1.8	1.7	6.44	1095	347
ARS1110EX2502	BQRHWN	76.6	80.2	3.6	3.4	2.21	1102	347
ARS1110EX2502	BLK1HWN	91.7	98.9	7.2	6.7	4.29	1120	347
ARS1110EX2502	ARSEWL	199.7	201.5	1.8	1.6	1.84	1217	347
ARS1110EX2503	BLK7	63.2	69.5	6.3	5.7	3.39	1085	377
ARS1110EX2503	BQRHWN	76.7	80.8	4.1	3.7	7.74	1099	377
ARS1110EX2503	BLK1HWN	154.5	156.9	2.4	2.0	1.74	1165	377
ARS1110EX2503	ARSEWL	222.7	223.9	1.2	0.9	4.45	1219	377
BLK1110EX2405	BQR	101.9	102.5	0.6	0.6	2.04	1128	254
BLK1110EX2406	BLK7	98.9	100.1	1.2	1.1	4.56	1118	281
BLK1110EX2406	BQRHWN	105.5	107.3	1.8	1.7	3.58	1126	281
BLK1110EX2406	BLK1HWN	210.5	212.9	2.4	2.2	1.85	1224	281
BLK1110EX2406	BQRHWN	229.7	230.9	1.2	1.7	1.94	1240	281
BLK1110EX2407	BLK7	101.4	104.4	3.0	2.2	2.25	1115	257
BLK1110EX2407	BQRHWN	109.2	113.4	4.2	3.6	1.86	1122	257
BLK1110EX2408	BLK1HWN	118.6	157.0	38.4	36.1	5.00	1182	293
BLK1110EX2408	BQRHWN	239.2	272.2	33.0	30.8	2.48	1286	293
BLK1110EX2409	BLK7	91.8	95.4	3.6	3.1	4.07	1118	287

3

BLK1110EX2409	BQRHWN	236.2	236.8	0.6	0.5	2.07	1240	287
BLK1110EX2409	BLK1HWN	259.6	274.6	15.0	14.1	2.31	1286	287
BLK1110EX2410	BQR	67.5	81.7	14.2	11.2	6.25	1096	233
BLK1110EX2411	BQR	60.5	73.1	12.6	11.3	2.46	1090	239
BLK1110EX2412	BQR	56.9	64.7	7.8	7.2	7.15	1083	242
BLK1110EX2413	BLK7	69.8	74.3	4.5	3.6	6.35	1088	230
BLK1110EX2413	BQRHWN	202.6	203.2	0.6	0.4	3.88	1185	230
BLK1110EX2413	BLK1HWN	228.4	229.0	0.6	0.4	4.42	1204	230
BLK1110EX2414	BQR	84.0	91.2	7.2	6.9	7.17	1108	254
BLK1110EX2415	BLK7	86.9	87.5	0.6	0.5	10.80	1104	254
BLK1110EX2415	BQRHWN	177.7	179.3	1.6	1.3	4.39	1182	254
BLK1110EX2416	BLK7	82.6	83.8	1.2	1.0	2.62	1099	239
BLK1110EX2416	BQRHWN	166.1	166.7	0.6	0.5	14.67	1167	239
BLK1110EX2416	BLK1HWN	170.3	172.1	1.8	1.6	3.10	1171	239
BLK1110EX2416	BLK1HWN	220.5	221.7	1.2	0.9	5.45	1210	239
BLK1110EX2417	BLK7	83.6	84.8	1.2	1.0	2.52	1100	247
BLK1110EX2417	BQRHWN	96.8	101.0	4.2	3.6	2.07	1113	247
BLK1110EX2417	BLK1HWN	194.3	195.5	1.2	1.0	4.30	1192	247
BLK1110EX2417	BLK1HWN	204.5	205.7	1.2	1.0	3.03	1200	247
ERC750EX2404	ERCN_HW	383.5	396.1	12.6	10.8	6.54	994	398
ERC750EX2405	ERCN_HW	441.2	441.8	0.6	0.5	1.63	1059	454
ERC750EX2407		No intersection						470
ERC750EX2409	ERCN_HW	468.0	472.1	4.1	3.6	1.62	1085	482
ERC750EX2409	ERCNFW	479.9	482.8	2.9	2.5	2.65	1097	482
ERC750EX2411	ERCN_HW	No intersection						96
ERC750EX2501	ERCN_HW	No intersection						458
ERC750EX2502	ERCN_HW	399.1	399.7	0.6	0.5	2.02	1008	443
ERC750EX2502	ERCN_HW1	424.8	426.6	1.8	1.5	3.67	1021	443
ERC750EX2502	ERCNFW	432.8	433.4	0.6	0.5	2.03	1036	443
ERC750EX2502	ERCNFW1	436.6	437.2	0.6	0.5	1.93	1038	443
ERC750EX2503	ERCN_HW	No intersection						330
LIM750EX2401	LIMM	84.5	88.1	3.6	3.3	1.24	716	590
LIM750EX2401	LIME	437.8	438.3	0.5	0.4	2.59	893	590
LIM750EX2502	LIMM	107.0	112.6	5.6	5.2	3.72	742	605
LIM750EX2502	LIMI	117.4	122.2	4.8	4.4	4.62	753	605
LIM750EX2502	LIME	404.3	406.1	1.8	1.5	3.96	1008	605
LIM750EX2503	LIMI	120.6	129.9	9.3	6.8	3.03	741	231
LIM750EX2504	LIMHW	101.7	107.1	5.4	4.9	2.05	743	461

4

LIM750EX2504	LIMM	112.9	128.3	15.4	14.1	2.47	655	461
LIM750EX2504	LIMI	151.5	152.1	0.6	0.5	1.74	784	461
LIM750EX2504	LIME	218.9	219.5	0.6	0.5	4.44	844	461
LIM750EX2505	LIMM	166.7	171.2	4.5	4.5	2.70	814	462
LIM750EX2505	LIMI	210.0	211.8	1.8	1.8	1.91	855	462
LIM750EX2506	LIMI	140.7	143.2	2.5	2.1	2.22	765	254
LIM750EX2507	LIMHW	75.9	77.1	1.2	1.1	3.71	716	440
LIM750EX2507	LIMM	88.6	94.0	5.4	5.0	3.17	731	440
LIM750EX2508	LIMM	80.1	80.7	0.6	0.6	7.28	721	440
LIM750EX2508	LIMI	154.4	154.7	0.3	0.3	2.49	792	440
LIM750EX2509	LIMM	70.1	72.3	2.2	2.0	15.33	709	386
LIM750EX2510	LIMI	279.8	285.8	6.0	4.9	1.84	892	287
LIM750EX2511	LIMHW	66.6	67.2	0.6	0.5	2.79	704	380
LIM750EX2511	LIMM	72.3	72.9	0.6	0.5	2.86	709	380
LIM750EX2511	LIMI	143.5	144.0	0.5	0.4	1.77	771	380
LIM750EX2511	LIME	153.5	155.3	1.8	1.5	3.60	778	380
LIM750EX2512	LIMHW	78.4	79.0	0.6	0.6	1.74	720	381
LIM750EX2512	LIMM	110.5	111.1	0.6	0.6	1.66	750	381
LIM750EX2514	LIMHW	76.5	79.7	3.2	3.2	3.27	723	344

* ERCN_HW – Eroica North Hanging Wall, ERCN_HW1 – Eroica North Hanging Wall1, ERCNFW – Eroica North Foot Wall, ERCNFW1 – Eroica North Foot Wall 1, BQR – Blanket Quartz Reef, BQRHWN – Blanket Quartz Reef Hanging Wall North , BLK1HWN – Blanket 1 Hanging wall North, BLK1HW – Blanket 1 Hanging wall, BLK1FW – Blanket 1 Footwall, ARSEWL – AR South East – West Limb, LIMM – Lima Main, LIME – Lima East, LIMI – Lima Intermediate, LIMHW– Lima Hanging Wall, BLK7 – Blanket 7.

5

Table 2

Underground exploration drill hole; azimuth, dip, drilled length, and collar location (UTM NAD83)

Hole Identifier	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)

ARS1110EX2401	99	81	158.5	697764	7693019	23
ARS1110EX2402	114	79	158.2	697764	7693018	23
ARS1110EX2403	126	75	163.9	697764	7693017	21
ARS1110EX2404	122	82	155.4	697764	7693018	22
ARS1110EX2502	352	73	347.3	697679	7693028	24
ARS1110EX2503	354	66	377.2	697679	7693028	24
BLK1110EX2405	101	81	254.3	697681	7693028	24
BLK1110EX2406	119	70	281.3	697681	7693027	24
BLK1110EX2407	139	61	257.4	697681	7693026	24
BLK1110EX2408	85	76	293.2	697682	7693027	24
BLK1110EX2409	84	76	287.4	697681	7693027	24
BLK1110EX2410	50	71	233.3	697683	7693030	16
BLK1110EX2411	37	67	239.3	697681	7693029	24
BLK1110EX2412	50	64	242.8	697681	7693029	24
BLK1110EX2413	48	59	230.2	697682	7693028	24
BLK1110EX2414	70	76	254.4	697684	7693029	13
BLK1110EX2415	79	64	254.3	697686	7693029	14
BLK1110EX2416	88	63	239.3	697682	7693027	24
BLK1110EX2417	103	64	247.3	697682	7693027	24
ERC750EX2404	84	81	439.5	697077	7694527	388
ERC750EX2405	108	78	454.4	697077	7694526	388
ERC750EX2407	48	84	470.3	697077	7694526	388
ERC750EX2409	94	80	482.3	697079	7694527	375
ERC750EX2411	33	84	326.3	697077	7694527	388
ERC750EX2502	94	75	443.3	697077	7694527	388
ERC750EX2503	73	85	330.3	697077	7694526	388
LIM750EX2502	336	67	605.3	697294	7694876	387
LIM750EX2503	351	50	231.1	697295	7694877	387
LIM750EX2504	350	70	461.3	697295	7694876	387
LIM750EX2505	343	86	461.5	697295	7694876	386
LIM750EX2506	341	60	440.2	697294	7694877	387
LIM750EX2507	350	70	440.2	697295	7694876	387
LIM750EX2508	50	76	440.3	697298	7694874	387
LIM750EX2509	51	65	386.2	697298	7694875	387
LIM750EX2510	110	66	287.3	697302	7694872	375
LIM750EX2511	114	66	380.1	697209	7694824	387
LIM750EX2512	112	75	381.3	697297	7694874	386
LIM750EX2514	35	84	344.4	697297	7694875	386

6

Blanket Deep Drilling – Locality of Deep Drilling

7

Blanket Orebodies – Drilling from 1,110 (34 level) metres below surface

34 Level
36 Level
278 meters vertical distance
N
ARS1110EX2404
ARS1110EX2403
BLK1110EX2411
BLK1110EX2413
ARS1110EX2503
BLK1110EX2407
BLK1110EX2417
BLK1110EX2412
BLK1110EX2405
BLK1110EX2406
BLK1110EX2409
BLK1110EX2408
ARS1110EX2502
1:2000
0 10 20 30 40 50 60 70 80 90
AR Main
AR South
Blanket Feudal
Blanket 1
Blanket 2
Blanket 3
Blanket 4 & 5
Blanket 6
Blanket Quartz Reef
Eroica
Jethro
Lima
Sheet
[ABSENT,0.05]
[0.05,1.5]
[1.5,2]
[2,2.5]
[2.5,3]
[3,5]
[5,CEILING]

8

Eroica and Lima Orebody – Drilling from 750 metres (22 level) below surface

N
LIM750EX2503
LIM750EX2514
LIM750EX2506
LIM750EX2507
LIM750EX2505
LIM750EX2510
LIM750EX2511
LIM750EX2509
LIM750EX2512
LIM750EX2508
LIM750EX2504
LIM750EX2502
30 Level
34 Level
ERC750EX2503
ERC750EX2411
ERC750EX2404
ERC750EX2502
ERC750EX2405
ERC750EX2407
ERC750EX2409
0 Elev
AR Main
AR South
Blanket Feudal
Blanket 1
Blanket 2
Blanket 3
Blanket 4 & 5
Blanket 6
Blanket Quartz Reef
Eroica
Jethro
Lima
Sheet
[ABSENT,0.05]
[0.05,1.5]
[1.5,2]
[2,2.5]
[2.5,3]
[3,5]
[5,CEILING]
1:3000
0 25 50 75 100 125

9

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Qualified Person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Quality Assurance and Quality Control

Access to Blanket Mine premises is controlled by security personnel on the first gate. On the second gate, in addition to security, entry is gained by biometric entry system. Diamond drilling is performed by qualified diamond drillers under the supervision of a diamond drill foreperson. Drilled core is routinely brought to surface to the core shed where it is received and laid down. A qualified geological technician performs geotechnical logging while a qualified geologist logs the core and marks the portions for splitting. The core is split in half along the core long axis using an electric core cutter equipped with a diamond saw cutter located on surface at the Blanket Mine coreyard. All safety procedures are documented in a Standard Operating Procedure which governs the activity undertaken by trained personnel. The geologist marks the sample intervals, put tickets, insert standards and blanks. One half of the sample is put into a plastic sample bag and sealed with cable ties. The sampling information is entered into the database. The other half of the core is marked with sample intervals and sample numbers and returned to the core box and retained for future reference. The samples are put in marked grain bags and tied with cable ties.

Transportation is by road using a mine vehicle to a SADCAS accredited testing laboratory (accreditation number TEST-05 0030) in Kwekwe, some 330km from Blanket Mine. A delivery note is signed as proof of dispatch.

10

Gold is analysed by a 50 grams fire assay with an Atomic Absorption (AA) finish. The laboratory also has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.

Blanket Mine inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance.

When results are received, the assay results are painted against the sample numbers on the core retained.

Once the assay results are validated as being representative, the complete drillhole location, survey, lithology, geotechnical and assay logs are added to the drillhole database by the Blanket Database Manager.

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: upgrading inferred mineral resources to indicated mineral resources, publication of a new mineral resource and reserve estimate, extending the life of mine and the confidence in the mineral resource base at depth. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

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Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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